

July 29, 2015

Via E-mail
David Mathieson
Vice President
P.O. Box 188
One Technology Drive
Rogers, Connecticut 06263

> **Re:** **Rogers Corporation**
> **Form 10-K for Fiscal Year Ended December 31, 2014**
> **Filed February 18, 2015**
> **File No. 1-04347**

Dear Mr. Mathieson:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year December 31, 2014

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 28

Results of Continuing Operations, page 30

1.   Your geographic disclosures on page 92 indicate that your foreign sales represent approximately 79% and 78% of your total net sales in 2014 and 2013, respectively. However, your foreign earnings from continuing operations before income taxes as a percentage of total earnings from continuing operations before income taxes decreased significantly from approximately 73% in 2013 to 23.6% in 2014 based on your disclosures on page 77. Please include a discussion and analysis of the impact that your foreign operations had on your earnings from continuing operations before income taxes which provides the material factors impacting your foreign results of operations. In

addition, please disclose whether these factors are expected to have a continuing impact on your future operating results. Please refer to Item 303(a)(3) of Regulation S-K and Section 501.12.b. of the Financial Reporting Codification for guidance.

<u>Note 15 – Business Segment and Geographic Information, page 89</u>

2.   If the assets or net sales attributed to an individual foreign country are material, please present them separately pursuant to ASC 280-10-50-41.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Tracie Mariner, Staff Accountant, at (202) 551-3744, or Nudrat Salik, Staff Accountant, at (202) 551-3692, if you have questions regarding comments on the financial statements and related matters. You may contact me at (202) 551-3355 with any other questions.

Sincerely,

/s/ Terence O'Brien

Terence O'Brien
Branch Chief